NEWS RELEASE

New York - AG	October 8, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Reports Q3 2026 Production Results, Announces Q3 Conference Call Details and Renewal of Share Repurchase Program

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the third quarter of 2026 from the Company's four producing underground mines in Mexico, namely, the Santa Elena Silver/Gold Mine ("Santa Elena"), the Los Gatos Silver Mine ("Los Gatos") (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the San Dimas Silver/Gold Mine ("San Dimas"), and the La Encantada Silver Mine ("La Encantada") reached 3.4 million silver ("Ag") ounces, 29,552 gold ("Au") ounces, 13.3 million pounds of zinc ("Zn"), 7.8 million pounds of lead ("Pb") and 221,111 pounds of copper ("Cu").

Q3 2026 PRODUCTION HIGHLIGHTS

• Silver Production (72% of guidance midpoint): The Company produced 3.4 million silver ounces in the quarter, reaching 72% of the 2026 revised guidance midpoint. The lower production was mostly driven by a labour dispute at San Dimas, which impacted the operations by 12 days in Q3 2026.

• Silver Sales: The Company sold 3.5 million silver ounces in the quarter, on an attributable basis (4.0 million silver ounces on a 100% basis for Los Gatos), compared to 3.4 million ounces in the second quarter of 2026 (3.9 million on a 100% basis).

• Gold Production (75% of guidance midpoint): The Company produced 29,552 gold ounces in Q3 2026, aligned to the Company's revised 2026 guidance, despite the labour disruptions at San Dimas.

• Gold Sales: The Company sold 31,934 gold ounces in the quarter, compared to 32,681 ounces in the second quarter of 2026.

• Continued Active Exploration: During the third quarter, the Company completed a total of approximately 78,475 metres ("m") of drilling across its mines in Mexico and the Jerritt Canyon Gold Mine in Nevada, USA ("Jerritt Canyon"). During the quarter, up to 33 drill rigs were active consisting of six rigs at Los Gatos, eight rigs at Santa Elena, 13 rigs at San Dimas, two rigs at La Encantada and four rigs at Jerritt Canyon.

• Safety Performance: The consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 0.61, while the Lost Time Incident Frequency Rate ("LTIFR") was 0.10, maintaining First Majestic as a leader amongst its peer group.

• Sustainability Efforts: The Company received an aggregate score of 50 across multiple environmental, social and corporate governance topics in S&P Global's annual Corporate Sustainability Assessment published at the end of September.  This score places the Company in the top 17% of mining companies globally.

"First Majestic remains focused on meeting its production guidance and, with a focus on controlling costs, looks forward to delivering enhanced profitability to investors through the rest of the year," said Keith Neumeyer, CEO. "Despite labour disruptions at San Dimas impacting operations and production, our team is working diligently to resolve the situation and return to normal operations as quickly as possible. At Santa Elena and Los Gatos, our mill and mine expansion projects continue to advance on schedule, with both expected to be completed in the near term. Meanwhile, La Encantada delivered another strong quarter of production. At Jerritt Canyon, the restart is progressing well and is ahead of plan in several key areas. We are accelerating recruitment efforts and site preparation activities as we work toward bringing this asset back into production and positioning it to make a meaningful contribution to the Company's future financial performance."

Attributable Consolidated Production Details:

Q3	Q3	Y/Y		Q2	Q/Q
2026	2025	Change	Attributable Consolidated Production Results	2026	Change
1,088,708	997,002	9%	Ore processed/tonnes milled	1,040,314	5%
3,440,447	3,863,673	(11)%	Silver ounces produced	3,799,823	(9)%
29,552	35,681	(17)%	Gold ounces produced	34,660	(15)%
13,277,264	13,894,548	(4)%	Zinc pounds produced	16,484,603	(19)%
7,839,182	7,653,733	2%	Lead pounds produced	9,023,177	(13)%
221,111	241,475	(8)%	Copper pounds produced	252,938	(13)%

I. Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%).

Q3 2026 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Tonnes per Operating Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced
Los Gatos (100%)	323,841	3,559	3,994	200	0.18	86%	48%	1,778,826	893
Los Gatos (70%)	226,689	2,491	2,796	200	0.18	86%	48%	1,245,178	625
Santa Elena	286,382	3,147	3,360	58	2.14	69%	94%	368,333	18,489
San Dimas	229,188	2,519	3,224	133	1.51	88%	93%	859,869	10,386
La Encantada	346,449	3,807	3,918	132	0.01	66%	90%	967,067	52

I. Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.

II. The metal prices used to calculate the silver equivalent ounces were as follows: silver: $52.00/oz, gold: $3,900/oz, lead: $0.90/lb., zinc: $1.35/lb, and copper: $4.80/lb.

Los Gatos Silver Mine (reported on a 70% attributable basis):

• During the third quarter, Los Gatos produced 1,245,178 ounces of silver, 13,277,264 pounds of zinc, 7,839,182 pounds of lead, 221,111 pounds of copper and 625 ounces of gold. While ore processed and milled increased 6% in the quarter compared to Q3 2025, production at Los Gatos was partially offset by lower silver grades, and slightly lower lead and zinc recoveries.

• The mill processed a total of 226,689 tonnes of ore (3,994 tonnes per operating day "tpod" on a 100% basis), with head grades of 200 g/t silver, 3.82% zinc, 1.93% lead and 0.18 g/t gold. Management continues to focus on achieving sustainably higher mill throughput at Los Gatos by increasing mining rates toward a sustained increase in ore throughput of 4,000 tpod on a 100% basis in the second half of 2026.

• Silver, zinc, lead and gold recoveries during the quarter averaged 86%, 70%, 81% and 48%, respectively.

• During the quarter, up to six surface drill rigs completed 10,074 m of drilling on the property. Drilling continued at the Central Deeps and Northwest Deeps zones, as well as several greenfield targets. Drilling also commenced at Southeast Deeps to test the open extensions of the mineralized zone.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 368,333 ounces of silver, and 18,489 ounces of gold during the quarter representing decreases of 11% and 12% year-over-year, respectively. The decline in production was primarily attributable to lower silver and gold grades, partially offset by increased mill throughput and improved metallurgical recoveries, compared to the prior year period.

• The mill processed 286,382 tonnes of ore (3,360 tpod) in the third quarter, 3% higher than the same period last year, and down 6% from record throughput of 305,369 tonnes in Q2 2026, as the Company continues advancing its 3,500 tpd expansion project with planned downtime related to equipment installation for the project. A record milling month was achieved in August, with 104,000 tonnes processed and daily throughput rates frequently exceeding 3,600 tpod. Silver and gold head grades averaged 58 g/t and 2.14 g/t, respectively.

• Silver and gold recoveries during the quarter improved to 69% and 94%, respectively, compared to 65% and 92% in the same period last year.

• During the quarter, eight drill rigs, consisting of five surface rigs and three underground rigs, completed 19,511 m of drilling on the property. Drilling focused on the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Santo Niño and Winter, as well as testing new targets in brownfield exploration.

San Dimas Silver/Gold Mine:

• San Dimas produced 859,869 ounces of silver and 10,386 ounces of gold, representing a decrease of 41%, and 26%, respectively, when compared to the same period last year. The lower production was primarily attributable to reduced grades due to the impact of an ongoing labour dispute that slowed throughput of fresh ore in the quarter.

• The mill processed a total of 229,188 tonnes of ore, a slight decrease of 2% compared to Q3 2025, with average silver and gold grades of 133 g/t and 1.51 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 88% and 93%, respectively, consistent with 88% and 92%, respectively, in the same period last year.

• During the quarter, up to 13 drill rigs consisting of five surface rigs and eight underground rigs completed 29,493 m of drilling focused on the Coronado, Carmen Escobosa, Elia and Convención veins, with targets spanning across the exploration pipeline (Mineral Resource expansion and Mineral Resource conversion). Drill results from San Dimas' 2026 exploration program were released during the quarter, demonstrating Inferred to Indicated resource-conversion, and resource-addition results through multiple high-grade silver and gold intercepts across the district, plus expansion of the exploration activity footprint (see news release dated September 9, 2026).

La Encantada Silver Mine:

• During the quarter, La Encantada produced 967,067 ounces of silver, representing a 68% increase compared to Q3 2025, driven primarily by a 32% increase in silver grades and a 27% increase in ore processed. Production at La Encantada improved significantly due to improved ore flow and mine development rates, and process optimization resulting from key initiatives implemented in 2025.

• The mill processed a total of 346,449 tonnes of ore, a 27% increase over the same period last year, with an average silver grade of 132 g/t, compared to 100 g/t in the same period last year.

• Silver recovery for the quarter was 66%, consistent with Q3 2025.

• During the quarter, one surface and one underground drill rig completed 3,114 m of drilling on the property. The Company is concurrently testing new exploration targets and potential near-term mineralization expansion areas.

Jerritt Canyon Gold Mine:

Preparations to re-start the Jerritt Canyon Gold Mine continue to advance positively during the quarter. The Company remains on track to begin production from Jerritt Canyon in H2 2027.

• Surface and Plant Infrastructure: BBA Consultants USA LP ("BBA") progressed through the second phase of engineering and process plant inspections. A Metso Loesche Vertical Roller Mill ("VRM") was selected as a key component of Jerritt Canyon's restart strategy. The VRM will begin to arrive on site in H1 2027 and will upgrade existing infrastructure with a more efficient and lower cost processing platform.

• Rehabilitation and Development: Our underground contractor, Cementation, has safely completed 5,965 m of underground rehabilitation year-to-date to establish numerous diamond drill locations and support the operational restart. Development of some stope access drives also commenced in the quarter.

• People: The hiring of key roles at site is progressing to plan. Notable hires during the quarter included Human Resources and Health and Safety Managers.

• Technical Studies: The development and optimization of the re-start mine plan continues to progress well. This work is now being led by a dedicated Jerritt Canyon technical team, with the support of Stantec Consulting Services Inc. ("Stantec").

• Exploration Drilling: During the quarter, up to two reverse circulation surface drill rigs and two underground core drill rigs completed approximately 16,284 m of drilling. Surface drilling focused on defining the historical deepest open pit mining depth within partially backfilled pits, while increasing confidence level on in-situ mineralization along the Central and Northern mineralized trends. Underground drilling targeted areas identified as having potential for early mining.

Q3 2026 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company plans to release its unaudited financial results for the third quarter of 2026, and announce its third-quarter dividend payment and shareholder record and payable dates for such dividend payment, before markets open on November 5, 2026.

CONFERENCE CALL ANNOUNCEMENT

The Company will host a conference call and webcast on Thursday, November 5, 2026, at 9:00 a.m. (PT) / 11:00 a.m. (ET) to provide investors and analysts with a business update, and to discuss its production and financial results for Q3 2026.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free UK:	+44-20-3514-3188

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "November 5, 2026 Webcast Link" on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	2372437

The telephone replay will be available for seven days following the end of the event.

RENEWAL OF SHARE REPURCHASE PROGRAM

The Company is also pleased to announce that the Toronto Stock Exchange ("TSX") has accepted for filing First Majestic's Notice of Intention to Make a Normal Course Issuer Bid (the "Share Repurchase Program") to be transacted through the facilities of the TSX and/or through Canadian alternative trading systems.

Pursuant to the Share Repurchase Program, First Majestic may, during the 12-month period commencing October 14, 2026, and ending on or before October 13, 2027, purchase up to 10,000,000 of its common shares ("Shares"), being approximately 2% of the Company's 493,080,912 issued and outstanding Shares as of September 30, 2026.  First Majestic may purchase up to a daily maximum of 413,612 Shares (being 25% of the average daily trading volume of the Shares for the last six calendar months, which was 1,654,449 Shares), subject to the TSX rules permitting block purchases.

Under the Share Repurchase Program, other than purchases made by way of exempt offer, all purchases of Shares will be made by First Majestic on the open market through the facilities of the TSX and/or other Canadian alternative trading systems.  The price that the Company will pay for any Shares will be the prevailing market price of such Shares at the time of acquisition.  Any purchases under the Share Repurchase Program will depend on future market conditions, and any Shares purchased by the Company will be cancelled.  Purchases under the Share Repurchase Program will be made by First Majestic's broker further to instructions from First Majestic and based upon the parameters prescribed by the TSX and by applicable law.

Under First Majestic's current normal course issuer bid, which commenced on October 14, 2025 and expires on October 13, 2026, the Company has repurchased a total of 1,700,000 shares for cancellation through open market purchases at a volume weighted average price of CDN$23.38.  The Company had received TSX approval to purchase up to 24,500,000 common shares under the current program.

First Majestic believes that, from time to time, the market price of its Shares may not fully reflect the underlying value of the Company's business and its future business prospects.  The Company believes that at such times the purchase of Shares would be in the best interests of the Company.  Such purchases are expected to benefit all shareholders by increasing their proportionate equity interest in the Company.

QUALIFIED PERSONS

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com/, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce and all-in sustaining cost (or "AISC") per silver equivalent ounce. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's expectations of completing the mill and mine expansion projects at Santa Elena and at Los Gatos in the near term; the Company achieving a sustained increase in ore throughput at Los Gatos of 4,000 tpod on a 100% basis in the second half of 2026; timing for the resolution of the labour dispute at San Dimas; timing for the arrival of the VRM at Jerritt Canyon and for the re-start of operations at the mine; timing for the release of the Company's financial results for the third quarter of 2026 and the announcement of details relating to the Company's dividend payment for the third quarter of 2026; details regarding the Company's investor conference call in November 2026 to discuss its Q3 2026 production and financial results; and timing for the commencement of the renewed Share Repurchase Program, purchase of Shares under such program and the cancellation of Shares purchased under such program. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.